As filed with the Securities and Exchange Commission on August 12, 2026

Registration No. 333-288705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 4

to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Starwood Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

2340 Collins Avenue

Miami Beach, FL 33139

(305) 695-5500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Starwood REIT Advisors, L.L.C.

Barry S. Sternlicht

2340 Collins Avenue

Miami Beach, FL 33139

(305) 695-5500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Jason W. Goode

Lindsey L. G. Magaro

Alston & Bird LLP

1201 W. Peachtree Street NW

Atlanta, GA 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☒ Registration No. 333-288705

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (No. 333-288705) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

2. Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

10.1

Third Amended and Restated Advisory Agreement, dated August 11, 2026, by and among Starwood Real Estate Trust, Inc., Starwood REIT Operating Partnership, L.P. and Starwood REIT Advisors, L.L.C. (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2026 and incorporated herein by reference)

10.2

Second Amended and Restated Limited Partnership Agreement of Starwood REIT Operating Partnership, L.P., dated August 11, 2026, (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2026 and incorporated herein by reference)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on August 12, 2026.

Starwood Real Estate Income Trust, Inc.

By:	/s/ Nora Creedon
Nora Creedon
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on August 12, 2026.

Signature	Title

/s/ Nora Creedon	Chief Executive Officer, President and Director (principal executive officer)
Nora Creedon

/s/ Joseph Nieto	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)
Joseph Nieto

*	Chairman of the Board
Barry S. Sternlicht

*	Director
Jonathan Pollack

*	Director
Austin Nowlin

*	Independent Director
Richard D. Bronson

*	Independent Director
David B. Henry

*	Independent Director
Robin Josephs

*	Independent Director
Peggy Lamb

*	Independent Director
Dale Anne Reiss

*	Independent Director
James E. Walker

*By:	/s/ Matthew S. Guttin
Matthew S. Guttin
Attorney-in-fact